June 2, 2015

VIA EDGAR CORRESPONDENCE

Ms. Sandra B. Hunter

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Nordic Investment Bank

       Registration Statement under Schedule B

       Filed April 10, 2015

       File No. 333-203363

Dear Ms. Hunter,

We have received your comment letter (the “Comment Letter”) dated May 7, 2015 related to the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2013 (the “2013 18-K”) of Nordic Investment Bank (“NIB” or the “Bank”). On May 18, 2015, we responded to the Comment Letter and filed our response as correspondence with the Securities and Exchange Commission (the “Commission”) via EDGAR. On May 21, 2015, we had a phone conversation with you, during which you reissued comment 3 contained in the Comment Letter. This letter contains our updated response to comment 3.

For your convenience, we have reproduced below in bold the comment of the staff of the Commission (the “Staff”) numbered to correspond with the numbers in the Comment Letter, and provided our response immediately below the comment.

Registration Statement under Schedule B

General

3.	To the extent material, consider providing summary information that includes the key economic data of each of the member countries, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

In response to the Staff’s comment, NIB will include the information contained in Exhibit A attached hereto in an amendment to its annual report on Form 18-K for the fiscal year ended December 31, 2014.

NIB also confirms to the Staff that the Bank will include the requested summary information in future filings with the Commission on Form 18-K or Form 18-K/A.

***

We are grateful for your assistance in this matter. Please do not hesitate to call me at +49-69-97103-0 with any questions that you may have with respect to the foregoing.

Very truly yours, Cleary Gottlieb Steen & Hamilton LLP

By: /s/ Ward A. Greenberg Ward A. Greenberg, a Partner

cc:   Sten Holmberg, Nordic Investment Bank

EXHIBIT A

the Member Countries

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it and we make no representation that it is accurate or complete. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2014, the EUR/USD exchange rate as published by the European Central Bank was 1.2141 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2014	5,627,235	1,315,819	5,451,270	325,671	2,001,468	2,943,472	5,107,970	9,644,864
2013	5,602,628	1,320,174	5,426,674	321,857	2,023,825	2,971,905	5,051,275	9,555,893
2012	5,580,516	1,325,217	5,401,267	319,575	2,044,813	3,003,641	4,985,870	9,482,855
Nominal GDP (EUR millions)
2014	257,443.8	19,526.2	204,015.0	12,871.9	24,059.7	36,308.9	377,224.3	430,258.2
2013	252,938.9	18,738.8	201,995.0	11,583.3	23,265.0	34,955.6	393,098.4	436,342.4
2012	250,786.4	17,636.7	199,793.0	11,076.0	22,217.0	33,314.0	396,678.0	423,340.7
Nominal GDP (EUR per inhabitant)

2014	45,600	14,800	37,400	39,500	12,100	12,400	73,400	44,400
2013	45,100	14,200	37,100	35,800	11,600	11,800	77,400	45,500
2012	44,900	13,300	36,900	34,500	10,900	11,200	79,000	44,500
Real GDP Growth Rate (1) (in %)
2014	1.1	2.1	-0.1	1.9	2.4	2.9	2.2	2.3
2013	-0.5	1.6	-1.3	3.6	4.2	3.3	0.7	1.3
2012	-0.7	4.7	-1.4	1.3	4.8	3.8	2.7	-0.3
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2014	0.3	0.5	1.2	1.0	0.7	0.2	1.9	0.2
2013	0.5	3.2	2.2	4.1	0.0	1.2	2.0	0.4
2012	2.4	4.2	3.2	6.0	2.3	3.2	0.4	0.9
Industrial Product Price Index (3) (in %)
2014	-1.0	-1.6	-0.9	n/a	0.4	-4.9	-1.4	1.4
2013	1.6	4.1	-0.5	n/a	1.8	-2.4	0.6	-2.8
2012	2.3	2.3	1.4	n/a	3.7	5.0	2.8	-0.9
Unemployment (in %)
2014	6.6	7.4	8.7	5.0	10.8	10.7	3.5	7.9
2013	7.0	8.6	8.2	5.4	11.9	11.8	3.5	8.0
2012	7.5	10.0	7.7	6.0	15	13.4	3.2	8.0

Balance of Payments (4) (in %)
2014 (5)	7.2	2.5	0.7	n/a	-1.4	-0.4	8.1	6.1
2013 (5)	8.5	-0.2	-0.7	n/a	-0.9	4.5	11.4	6.3
2012 (5)	5.4	-2.7	n/a	n/a	-1.1	2.9	12.9	6.3
Public Finance (6) (in %)
2014	1.2	0.6	-3.2	n/a	-1.4	-0.7	9.1	-1.9
2013	-1.1	-0.2	-2.5	n/a	-0.7	-2.6	11.3	-1.4
2012	-3.7	-0.2	-2.1	n/a	-0.8	-3.1	13.8	-0.9
Public Debt (7) (in %)
2014	45.2	10.6	59.3	n/a	40.0	40.9	26.4	43.9
2013	45.0	10.1	55.8	n/a	38.2	38.8	29.3	38.7
2012	45.6	9.7	52.9	n/a	40.9	39.8	29.2	36.6

  Source: Eurostat.

(1)	Percentage change as compared to previous year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account as a percentage of GDP
(5)	Amounts shown are for Q4.
(6)	Deficit or surplus as a percentage of GDP.
(7)	Public debt as a percentage of GDP.